Exhibit 99.1

Tanzanian Royalty Exploration Corporation

Consolidated Financial Statements

For the years ended

August 31, 2017 and 2016

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Tanzanian Royalty Exploration Corporation were prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 3 to the consolidated financial statements.

Management has established processes, which are in place to provide them with sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the year presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition and results of operations of the Company, as of the date of and for the year presented by the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process. The Audit Committee meets with management as well as with the independent auditors to review the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Jeffrey R. Duval”	“Marco Guidi”
Jeffrey R. Duval	Marco Guidi
Acting Chief Executive Officer	Chief Financial Officer

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Tanzanian Royalty Exploration Corporation:

We have audited the accompanying consolidated financial statements of Tanzanian Royalty Exploration Corporation, which comprise the consolidated statements of financial position as at August 31, 2017 and 2016, and the consolidated statements of comprehensive loss, changes in equity, and cash flow for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Tanzanian Royalty Exploration Corporation as at August 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes certain conditions that indicate the existence of a material uncertainty that casts substantial doubt about Tanzanian Royalty Exploration Corporation's ability to continue as a going concern.

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

November 27, 2017

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2017.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”).  The Company’s management has completed their review and testing of the Company’s internal control over financial reporting and concluded that they are appropriately designed and operating effectively as of August 31, 2017.

Tanzanian Royalty Exploration

Corporation Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

As at	August 31, 2017	August 31, 2016

Assets
Current Assets
Cash (Note 16)	$1,011,293	$84,913
Other receivables (Note 12)	329,008	254,389
Inventory (Note 15)	507,489	539,608
Prepaid and other assets (Note 13)	74,298	153,409
	1,922,088	1,032,319
Property, plant and equipment (Note 5)	2,510,697	3,050,368
Mineral properties and deferred exploration (Note 4)	46,920,303	45,802,858
	$51,353,088	$49,885,545

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Note 14)	$5,216,703	$4,827,508
Due to related parties (Note 9)	-	86,000
Leases payable (Note 5)	56,631	370,103
Convertible loan (Note 23)	865,656	245,497
Derivative in convertible loan (Note 23)	-	108,000
Gold bullion loans (Note 21)	2,335,474	2,180,425
Derivative in gold bullion loans (Note 21)	-	5,051,000
	8,474,464	12,868,533
Warrant liability (Note 6)	4,850,000	215,000
Gold bullion loans (Note 21)	1,059,524	941,406
Asset Retirement Obligation (Note 19)	715,057	704,123
	15,099,045	14,729,062
Shareholders’ equity
Share capital (Note 6)	125,174,377	122,380,723
Share based payment reserve (Note 8)	7,674,233	1,066,863
Warrants reserve (Note 7)	1,248,037	941,037
Accumulated other comprehensive loss	(2,176,352)	-
Accumulated deficit	(96,566,577)	(90,600,819)
Equity attributable to owners of the Company	35,353,718	33,787,804
Non-controlling interests (Note 20, 4(a))	900,325	1,368,679
Total shareholders’ equity	36,254,043	35,156,483
	$51,353,088	$49,885,545

Nature of operations and Going Concern (Note 1)

Segmented information (Note 17)

Commitments (Notes 4 and 18)

Events subsequent to the reporting period (Note 25)

The accompanying notes are an integral part of these consolidated financial statements

Tanzanian Royalty Exploration Corporation

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

Year ended August 31,	2017	2016
Administrative expenses
Depreciation (Note 5)	$421,983	$478,699
Consulting (Note 9)	805,943	432,316
Directors’ fees (Note 9)	186,826	285,188
Office and general	197,457	246,938
Shareholder information	476,285	249,645
Professional fees (Note 9)	754,738	387,177
Salaries and benefits (Note 6)	458,700	623,716
Share based payments (Note 6)	1,772,663	(38,996)
Travel and accommodation	31,267	61,681
	(5,105,862)	(2,726,364)
Other income (expenses)
Foreign exchange gain	161,593	111,352
Interest, net	(22,528)	(26,054)
Interest accretion (Note 21 and 23)	(725,696)	(1,028,568)
Accretion on asset retirement obligation (Note 19)	(10,934)	(24,123)
Finance costs (Note 22)	(347,418)	(262,213)
Exploration costs	(53,194)	(197,683)
Change in value of derivative liability (Notes 21 and 23)	-	(3,905,000)
Interest on leases (Note 5)	(24,362)	(76,847)
Gain on disposal of property, plant and equipment	2,030	34,476
Loss on shares issued for settlement of debt (Note 9 and 21)	(141,108)	(172,467)
Change in value of warrant liability (Note 6)	-	(946,600)
Write off of mineral properties and deferred exploration costs (Note 4)	(124,717)	(3,516,268)
Withholding tax costs	(41,916)	(45,543)
Net loss	$(6,434,112)	$(12,781,902)
Other comprehensive loss
Foreign currency translation	(2,176,352)	-
Comprehensive loss	$(8,610,464)	$(12,781,902)

Loss attributable to:
Parent	(5,965,758)	(12,629,864)
Non-controlling interests	(468,354)	(152,038)
	$(6,434,112)	$(12,781,902)
Comprehensive loss attributable to:
Parent	(7,983,689)	(12,629,864)
Non-controlling interests	(626,775)	-
	$(8,610,464)	$(12,781,902)

Loss per share – basic and diluted attributable to Parent	$(0.05)	$(0.12)
Weighted average # of shares outstanding – basic and diluted	117,699,647	108,200,190

The accompanying notes are an integral part of these consolidated financial statements

Tanzanian Royalty Exploration Corporation

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Share Capital		Reserves

	Number of Shares	Amount	Share based payments	Warrants	Accumulated other comprehensive income	Accumulated deficit	Owner's equity	Non-controlling interests	Total equity

Balance at September 1, 2015	107,853,554	$120,532,634	$1,048,757	$941,037	$-	$(77,970,955)	$44,551,473	$1,520,717	$46,072,190
Issued pursuant to Restricted Share Unit ("RSU") Plan (Note 6)	50,000	120,500	(120,500)	-	-	-	-	-	-
Shares issued for interest on gold loans (Note 21)	536,137	372,130	-	-	-	-	372,130	-	372,130
Shares issued as financing fee for gold loan facility (Note 21)	320,543	477,609	-	-	-	-	477,609	-	477,609
Shares issued for services	75,000	26,250	-	-	-	-	26,250	-	26,250
Exercise of warrants	233,258	851,600	-	-	-	-	851,600	-	851,600
Share based compensation		-	471,799	-	-	-	471,799	-	471,799
RSU shares forfeited (Note 6)		-	(333,193)	-	-	-	(333,193)	-	(333,193)
Total comprehensive loss for the year		-	-	-	-	(12,629,864)	(12,629,864)	(152,038)	(12,781,902)
Balance at August 31, 2016	109,068,492	$122,380,723	$1,066,863	$941,037	$-	$(90,600,819)	$33,787,804	$1,368,679	$35,156,483
Issued for private placement, net of issuance costs	7,197,543	5,589,501	-	-	-	-	5,589,501	-	5,589,501
Warrants issued on private placement		(6,592,000)	-	-	-	-	(6,592,000)	-	(6,592,000)
Agent warrants issued on private placement		(92,000)	-	92,000	-	-	-	-	-
Issued pursuant to Restricted Share Unit ("RSU") Plan (Note 6)	695,991	1,040,990	(1,040,990)	-	-	-	-	-	-
Shares issued for interest on gold loans (Note 21)	814,089	542,447	-	-	-	-	542,447	-	542,447
Issued for settlement of leases (Note 5)	458,329	288,747	-	-	-	-	288,747	-	288,747
Issued for settlement of amounts due to related parties (Note 9)	187,321	131,998	-	-	-	-	131,998	-	131,998
Issued for settlement of convertible loans (Note 23)	83,333	49,166	-	-	-	-	49,166	-	49,166
Shares issued as financing fee for convertible loans (Note 23)	132,577	92,805	-	-	-	-	92,805	-	92,805
Exercise of warrants	3,146,944	1,742,000	-	-	-	-	1,742,000	-	1,742,000
Conversion component of convertible loans (Note 23)		-	625,000	-	-	-	625,000	-	625,000
Reversal of warrant liability upon change of functional currency to USD		-	-	215,000	-	-	215,000	-	215,000
Reversal of derivative in gold bullion loans upon change of functional currency to USD		-	5,051,000	-	-	-	5,051,000	-	5,051,000
Reversal of derivative in gold convertible loans upon change of functional currency to USD		-	108,000	-	-	-	108,000	-	108,000
Share based compensation - RSU		-	262,931	-	-	-	262,931	-	262,931
Share based compensation - Stock options		-	1,725,000	-	-	-	1,725,000	-	1,725,000
RSU shares forfeited (Note 6)		-	(123,571)	-	-	-	(123,571)	-	(123,571)
Exchange on translation of foreign subsidiaries		-	-	-	(2,176,352)	-	(2,176,352)	-	(2,176,352)
Total comprehensive loss for the year		-	-	-	-	(5,965,758)	(5,965,758)	(468,354)	(6,434,112)
Balance at August 31, 2017	121,784,619	$125,174,377	$7,674,233	$1,248,037	$(2,176,352)	$(96,566,577)	$35,353,718	$900,325	$36,254,043

The accompanying notes are an integral part of these consolidated financial statements

Tanzanian Royalty Exploration Corporation

Consolidated Statements of Cash Flow

(Expressed in Canadian Dollars)

Year ended August 31,	2017	2016

Operating
Net loss	$(6,434,112)	$(12,781,902)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation	421,984	478,699
Change in value of warrant liability	-	946,600
Change in value of derivative liability	-	3,905,000
Write-off of mineral properties and deferred exploration costs	124,717	3,516,268
Share based payments	1,772,663	(38,996)
Accretion on asset retirement obligation	10,934	24,123
Interest accretion	725,696	1,036,303
Foreign exchange	(384,216)	7,906
Shares issued for payment of interest on bullion loans	429,426	174,076
Loss on shares issued for settlement of debt	141,108	172,467
Gain on sale of property, plant and equipment	(2,030)	(34,476)
Shares issued for services	-	26,250
Cash interest paid	-	(50,926)
Non cash directors’ fees	75,200	157,813
Net change in non-cash operating working capital items:
Other receivables	(74,619)	(38,217)
Inventory	32,119	(52,033)
Prepaid expenses	79,111	(72,566)
Trade, other payables and accrued liabilities	(1,201,470)	709,116
Cash used in operations	(4,283,489)	(1,914,495)
Investing
Mineral properties and exploration expenditures, net of recoveries	(1,568,614)	(688,296)
Property, plant and equipment, net of proceeds from sale	13,803	(88,339)
Cash used in investing activities	(1,554,811)	(776,635)
Financing
Loans (repayment) of loans from related parties	(32,686)	133,632
Interest on leases	25,872	-
Repayment of leases	-	(75,530)
Proceeds from gold bullion loan	-	1,729,000
Proceeds from convertible loan	1,181,993	221,115
Cash provided by financing activities	6,764,680	2,008,217
Net increase (decrease) in cash and cash equivalents	926,380	(682,913)
Cash and cash equivalents, beginning of year	84,913	767,826
Cash and cash equivalents, end of year	$1,011,293	$84,913

The accompanying notes are an integral part of these consolidated financial statements

Tanzanian Royalty Exploration Corporation

Consolidated Statements of Cash Flow

(Expressed in Canadian Dollars)

Supplementary information:	2017	2016
Non-cash transactions:
Share based payments capitalized to mineral properties	$16,497	$18,733
Shares issued pursuant to RSU plan	1,040,990	120,500
Shares issued for interest on gold loans	542,447	372,130
Exercise of warrants – cashless exercise	1,742,000	851,600
Shares issued for finders’ fee on gold bullion loan	-	477,609
Shares issued as financing fee for convertible loans	92,805	-

The accompanying notes are an integral part of these consolidated financial statements

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

1.	Nature of Operations and Going Concern

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta). The name was changed to “Tan Range Exploration Corporation” on August 13, 1991. The name of the Company was again changed to “Tanzanian Royalty Exploration Corporation” (“TREC” or the “Company”) on February 28, 2006. The address of the Company’s registered office is 22 Adelaide Street West, Suite 3400, Toronto, Ontario M5H 4E3 Canada. The Company’s principal business activity is in the exploration and development of mineral property interests. The Company’s mineral properties are located in United Republic of Tanzania (“Tanzania”).

The Company is in the process of exploring and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

The amounts shown as mineral properties and deferred expenditures represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

At August 31, 2017 the Company had a working capital deficiency of $6,552,376 (August 31, 2016 – $11,836,214 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $96,566,577 (August 31, 2016 – $90,600,819) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

The Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2017, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. Whilst the Company has been successful in obtaining financing in the past, there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

These consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

2.	Basis of Preparation

2.1 Statement of compliance

The Company’s consolidated financial statements, including comparatives, have been prepared in accordance with and using accounting policies in full compliance with the International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended August 31, 2017.

These consolidated financial statements were approved and authorized by the Board of Directors of the Company on November 27, 2017.

2.2 Basis of presentation

The consolidated financial statements of the Company as at and for the years ended August 31, 2017 and 2016 comprise of the Company and its subsidiaries (together referred to as the “Company” or “Group”).

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in note 3.

2.3	Adoption of new and revised standards and interpretations

New standards and interpretations adopted

The Company applies, for the first time, certain standards and amendments that require restatement of previous financial statements. These include IAS 1 Presentation of Financial Statements, IAS 16 Property Plant and Equipment, IAS 38 Intangible Assets and IFRS 11 Joint Arrangements. The nature and effect of these changes are disclosed below.

Several other new standards and amendments apply for the first time in 2016. However, they did not impact the consolidated financial statements of the Company.

The nature and impact of each new standard/amendment is described below:

•	In December 2014, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) to improve the effectiveness of presentation and disclosure in financial reports with the objective of reducing immaterial note disclosure. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The adoption of the standard has not had an impact on the Company’s financial statements.

•	IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets – The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data on either the gross or net carrying amount. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset. The policy became effective for annual periods starting after, or on January 1, 2016. The adoption of the standard has not had an impact on the Company’s financial statements.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

2.	Basis of Preparation (continued)

2.3	Adoption of new and revised standards and interpretations (continued)

New standards and interpretations adopted (continued)

•	Amendments to IFRS 11 Joint Arrangements - The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not re-measured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The adoption of the standard has not had an impact on the Company’s financial statements.

•	IAS 38 - Intangible Assets (“IAS 38”) and IAS 16 – Property, Plant and Equipment (“IAS 16”), were amended in May 2014 to introduce a rebuttable presumption that the use of revenue-based amortization methods is inappropriate. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of the standard has not had an impact on the Company’s financial statements.

New standards and interpretations to be adopted in future

At the date of authorization of these Financial Statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods and which the Company has not early adopted these standards, amendments and interpretations. However, the Company is currently assessing what impact the application of these standards or amendments will have on the consolidated financial statements of the Company.

•     IFRS 9 Financial Instruments. IFRS 9 covers the classification and measurement, impairment and hedge accounting of financial assets and financial liabilities and the effective date is for annual periods on or after January 1, 2018, with earlier application permitted. The Company is assessing the impact of adopting IFRS 9 but does not expect it will have a significant impact on its consolidated financial statements. Amendments to IFRS 9 also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9. Instead, additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurement of financial instruments.

•	IFRS 15 Revenue from Contracts with Customers. In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 specifies how and when to recognize revenue as well as requires entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory for all IFRS reporters and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied in an entity’s first annual IFRS financial statements for periods beginning on or after January 1, 2018. Application of the standard is mandatory and early adoption is permitted. The Company has not yet determined the impact of the amendments on the Company’s financial statements.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

2.	Basis of Preparation (continued)

2.4	Adoption of new and revised standards and interpretations (continued)

New standards and interpretations to be adopted in future (continued)

•	IFRS 16 - In 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 17, Leases and related interpretations. The standard introduces a single on-balance sheet recognition and measurement model for lessees, eliminating the distinction between operating and finance leases. Lessors continue to classify leases as finance and operating leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. Early adoption is permitted if IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) has been adopted. The Company is assessing the impact of the amendments on the Company’s financial statements, but does not anticipate that the impact will be significant.

2.5	Change in functional currency

The functional currency of the Company and each of its subsidiaries is the U.S. dollar. The consolidated financial statements are presented in Canadian Dollars which is the Company’s presentation currency.

The Company changed its functional currency from the Canadian dollar (“CAD”) to the U.S. dollar (“USD”) as of September 1, 2016. The change in functional currency coincides with the September 1, 2016 closing of the first tranche of the USD unit private placement as described in note 6. Considering the Company’s business activities, which have changed over the years to being comprised primarily of USD expenditures as well as the Company now receiving most of its financing through USD denominated financings, management determined that the functional currency of the Company changed to the USD.

As a result, translation adjustments for prior periods were not removed from equity and the translated amounts for nonmonetary assets at the end of the prior period become the accounting basis for those assets in the period of the change and subsequent periods. These changes have been accounted for prospectively.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive loss.

The operation’s assets and liabilities are translated to the presentation currency at the closing rate as at the date of the consolidated statements of financial position, and revenue and expenses are translated using the rate as at the time of the transaction. All exchange differences resulting from the translation are recognized in other comprehensive income.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

3.	Summary of Significant Accounting Policies

3.1 Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its controlled subsidiaries: Tanzania American International Development Corporation 2000 Limited (“Tanzam”), Tancan Mining Co. Limited (“Tancan”), Buckreef Gold Company Ltd. (“Buckreef”), and Northwestern Base Metals Company Limited (“NWBM”). Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continued to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The consolidated financial statements of the Company set out the assets, liabilities, expenses, and cash flows of the Corporation and its subsidiaries, namely:

		Ownership interest as at August 31,
	Country of incorporation	2017	2016
Tanzam	Tanzania	100%	100%
Tancan	Tanzania	100%	100%
Buckreef	Tanzania	55%	55%
NWBM	Tanzania	75%	75%

All inter-company transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Total comprehensive income within a subsidiary is attributed to the non-controlling interest even if it results in a negative balance.

3.2 Mineral properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred. If a property is brought into commercial production, these costs will be amortized against the income generated from the property. If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment. Discretionary option payments arising on the acquisition of mining properties are only recognized when paid. Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured. Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties. The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

3.	Summary of Significant Accounting Policies (continued)

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable. Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred. Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored. All other overhead and administration costs are expensed as incurred.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

3.3 Property, plant and equipment

Property, plant and equipment (“PPE”) are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the declining balance method over the following expected useful lives:

Assets	Rate

Machinery and equipment	20% to 30%
Automotive	30%
Computer equipment	30%
Drilling equipment and automotive equipment	6.67%
Leasehold improvements	20%
Heap leach pads	20%

An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of comprehensive loss.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises of its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. Construction-in-progress assets are not depreciated until it is completed and available for use.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

3.	Summary of Significant Accounting Policies (continued)

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

3.4 Decommissioning, restoration and similar liabilities (“Asset retirement obligation” or “ARO”)

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the Company’s assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the declining balance method. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate, and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

3.5 Share based payments

Share based payment transactions

Employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of share based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

Equity settled transactions

The costs of equity settled transactions with employees are measured by reference to the fair value at the date on which they are granted.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share based payment reserve.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

3.	Summary of Significant Accounting Policies (continued)

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

The effect of outstanding options is considered in the computation of earnings per share, if dilutive.

3.6 Taxation

Income tax expense represents the sum of tax currently payable and deferred tax.

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the statement of financial position.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

• where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

• in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

• where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

• in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each date of the statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

3.	Summary of Significant Accounting Policies (continued)

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of the statement of financial position.

Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the statement of comprehensive loss.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Sales tax

Expenses and assets are recognized net of the amount of sales tax, except:

•	When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item, as applicable; or

•	When receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

3.7 Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding restricted stock units and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive.

3.8 Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans-and-receivables or at fair value through profit or loss (“FVTPL”). The Company initially recognizes loans and receivables on the date they are originated. All other financial assets are recognized on the trade date at which the Company becomes party to the contractual provisions of the instruments.

Subsequent to initial recognition, financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company’s other financial assets are classified as FVTPL.

Financial assets classified as loans-and-receivables and held-to-maturity are measured at amortized cost. The Company’s cash and cash equivalents and trade and other receivables are classified as loans-and-receivables.

Subsequent to initial recognition, financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. During the periods presented, the Company has not classified any financial assets as available-for-sale.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

3.	Summary of Significant Accounting Policies (continued)

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the rights and rewards of ownership of the financial asset are transferred.

3.9 Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other-financial-liabilities on the trade date at which the Company becomes party to the contractual provisions of the instrument.

Financial liabilities classified as other-financial-liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other-financial-liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s trade and other payables and convertible debt are classified as other-financial-liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as FVTPL unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of comprehensive loss. At August 31, 2017 and 2016 the Company’s warrant liability and the derivative in gold bullion loans have been classified as FVTPL.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, as they expire.

3.10 Impairment of financial assets

The Company assesses at each date of the statement of financial position whether a financial asset is impaired.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

3.	Summary of Significant Accounting Policies (continued)

In relation to trade receivables, a provision for impairment is made and an impairment loss is recognized in profit and loss when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off against the allowance account when they are assessed as uncollectible.

Available-for-sale

If an available-for-sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to profit or loss. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit or loss.

3.11 Impairment of non-financial assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss, unless the relevant asset is carried at a re-valued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

3.12 Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

3.13 Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are considered to be related if they are subject to common control or are controlled by parties that have significant influence over the entity. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount, being the amount agreed by the parties to the transaction.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

3.	Summary of Significant Accounting Policies (continued)

3.14 Foreign currency transactions

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and each of its subsidiaries is USD. The consolidated financial statements are presented in Canadian Dollars (“CDN”) which is the Company’s presentation currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Company’s subsidiaries at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Differences arising on settlement or translation of monetary items are recognised in profit or loss with the exception of monetary items that are designated as part of the hedge of the Company’s net investment in a foreign operation. These are recognised in OCI until the net investment is disposed of, at which time, the cumulative amount is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in OCI.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognised in OCI or profit or loss are also recognised in OCI or profit or loss, respectively).

Group companies

On consolidation, the assets and liabilities of foreign operations are translated into CDN at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

3.15 Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgements and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. The most significant estimates relate to the appropriate depreciation rate for property, plant and equipment, the valuation of warrant liability, the recoverability of accounts receivable, the valuation of deferred income tax amounts, impairment testing of mineral properties and deferred exploration and property, plant and equipment and the calculation of share-based payments. The most significant judgements relate to the recognition of deferred tax assets and liabilities and asset retirement obligations, the determination of the economic viability of a project or mineral property and the determination of functional currencies.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

3.	Summary of Significant Accounting Policies (continued)

3.16 Inventory

Stockpiled ore and consumables are physically measured or estimated and valued at the lower of cost or net realizable value. Net realizable value is the estimated future sales price of the product the entity expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale. Where the time value of money is material, these future prices and costs to complete are discounted.

Consumables are valued at the lower of cost or net realizable value. Any provision for obsolescence is determined by reference to specific items. A regular review is undertaken to determine the extent of any provision for obsolescence.

3.17 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

4.	Mineral Properties

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 (Tanzania) for a period of up to four years, and are renewable two times for a period of up to two years each. Annual rental fees for prospecting licenses are based on the total area of the license measured in square kilometres, multiplied by USD$100/sq.km for the initial period, USD$150/sq.km for the first renewal and USD$200/sq.km for the second renewal. With each renewal at least 50% of the licensed area, if greater than 20 square kilometres, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion. There is also an initial one-time “preparation fee” of USD$500 per license. Upon renewal, there is a renewal fee of USD$300 per license.

Section 30 of the Mining Act states that the amount that is to be spent on prospecting operations is to be prescribed by Regulation.

Period	Minimum expenditure (US$)
Initial period (4 years)	$500 per sq km for annum
First renewal (3 years)	$1,000 per sq km for annum
Second renewal (2 years)	$2,000 per sq km for annum

Certain of the Company’s prospecting licenses are currently being renewed.

The Company assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2017 and recorded a write-down of $124,717 during the year ended August 31, 2017 (2016 - $3,516,268).

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

4.	Mineral Properties (continued)

The continuity of expenditures on mineral properties is as follows:

	Buckreef (a)	Kigosi (b)	Itetemia (c)	Luhala (d)	Lunguya (e)	Total

Balance, September 1, 2015	$23,153,374	$12,208,394	$6,080,438	$3,354,062	$3,353,923	$48,150,191
Exploration expenditures:
Camp, field supplies and travel	386,911	23,354	-	-	-	410,265
License fees and exploration and field overhead	773,388	222,506	35,865	5,853	-	1,037,612
Geological consulting and field wages	261	-	-	-	-	261
Geophysical and geochemical	-	-	-	-	-	-
Property acquisition costs	-	-	-	-	-	-
Trenching and drilling	-	-	-	-	-	-
Recoveries	(279,203)	-	-	-	-	(279,203)
	881,357	245,860	35,865	5,853	-	1,168,935
	24,034,731	12,454,254	6,116,303	3,359,915	3,353,923	49,319,126
Write-offs	-	-	(153,588)	(8,757)	(3,353,923)	(3,516,268)
Balance, August 31, 2016	$24,034,731	$12,454,254	$5,962,715	$3,351,158	$-	$45,802,858
Exploration expenditures:
Camp, field supplies and travel	187,940	19,565	-	-	-	207,505
License fees and exploration and field overhead	2,527,005	67,942	17,738	5,988	-	2,618,673
Geological consulting and field wages	206,722	-	-	-	-	206,722
Geophysical and geochemical	-	-	-	-	-	-
Property acquisition costs	168,284	-	-	-	-	168,284
Trenching and drilling	-	-	-	-	-	-
Recoveries	(25,408)	-	-	-	-	(25,408)
Foreign exchange translation	(1,037,832)	(513,491)	(244,842)	(137,449)	-	(1,933,614)
	2,026,711	(425,984)	(227,104)	(131,461)	-	1,242,162
	26,061,442	12,028,270	5,735,611	3,219,697	-	47,045,020
Write-offs	-	(124,717)	-	-	-	(124,717)
Balance, August 31, 2017	$26,061,442	$11,903,553	$5,735,611	$3,219,697	$-	$46,920,303

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

4.	Mineral Properties (continued)

(a) Buckreef Gold Project:

On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the “Buckreef Project”). Pursuant to the agreement dated December 16, 2010, the Company paid USD $3,000,000 to the State Mining Company (“Stamico”). On October 25, 2011, a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project. Through its wholly-owned subsidiary, Tanzam, the Company holds a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Company has 100% control over all aspects of the joint venture. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditures, make all decisions and operate the mine in the future. The Company’s obligations and commitments include completing a preliminary economic assessment, feasibility study and mine development. Stamico’s involvement is to contribute the licences and rights to the property and receive a 45% interest in Buckreef Project.

The joint venture agreement contains an obligation clause regarding the commissioning date for the plant. The clause becomes effective only in the event the property is not brought into production before a specified future date which was originally estimated to be in December 2015. The Company shall be entitled to extend the date for one additional year:

i) for the extension year, on payment to Stamico of US$500,000;

ii) for the second extension year, on payment to Stamico of US$625,000; and

iii) for each subsequent extension year, on payment to Stamico of US$750,000.

The Company has received a request letter from Stamico regarding the status of the penalty payment and has responded that no penalty is due at this time. The Company has received a subsequent letter from Stamico regarding request for payment. It remains the Company’s position that no penalty is due at this time, but the Company and Stamico have been engaged in settlement discussions to resolve this issue, and a payment of $172,330 has been made in connection with the settlement discussions to be applied towards the amount owing with the remainder to be paid out of proceeds of production.

The Company has recognized a non-controlling interest (NCI) in respect of Stamico’s 45% interest in the Consolidated Financial Statements based on the initial payment by the Company to Stamico and will be adjusted based on annual exploration and related expenditures. Stamico has a free carried interest and does not contribute to exploration expenses.

There is a supervisory board made up of 4 directors of Tanzam and 3 directors of Stamico, whom are updated with periodic reports and review major decisions. Amounts paid to Stamico and subsequent expenditures on the property are capitalized under Mineral Properties or Inventories for costs directly related to the extraction and processing of ore and reported under Buckreef Gold Company Limited.

Force Majeure:

On February 5, 2016, the Company, through its subsidiary Tanzam provided notice of Force Majeure under its agreement with STAMICO. The notice of Force Majeure is based upon the invasion and forced occupation by several hundred illegal miners of the Company’s properties including the South Pit and other areas within the Buckreef site, thereby endangering the Company’s team and preventing Tanzam from continuing its mining operations.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

4.	Mineral Properties (continued)

(a) Buckreef Gold Project (continued):

Force Majeure (continued):

The Company was requested by the Deputy Minister of Energy and Minerals to provide an area of access for artisanal miners within 14 days of notice. The Company identified three potential areas with one to be designated for true artisanal mining, meaning without the use of mechanized mining equipment. Mining would not be allowed below the water table. The Company would also require artisanal miners to operate responsibly in accordance with Tanzanian mining and environmental law, and land and water requirements.

On the 15th day following notice, the occupation by illegal miners occurred as the Company refused to allow access to areas that represent a material portion of the deposit according to the Company’s NI 43-101 technical reports. The Company has communicated to both the Minister and the Deputy Minister, indicating its willingness to provide an area of access to legitimate artisanal miners.

On June 9th, 2016, Force Majeure was lifted.

(b) Kigosi:

The Kigosi Project is principally located within the Kigosi Game Reserve controlled area. Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses. The Company has an agreement with Stamico providing Stamico a 15% carried interest in the Kigosi Project.

The Kigosi Mining License was granted by the Ministry of Energy and Minerals to Tanzam, (wholly owned subsidiary of Tanzanian Royalty). The official signing ceremony of the Kigosi Mining License was held in October 2013 and was attended by the Company and Ministry for Energy and Minerals representatives. The area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by degazzeting the respective license by the Tanzanian Government, the Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence.

During the year ended August 31, 2017, the Company decided to abandon certain licenses within the Kigosi project as they come up for renewal, as such, a write off of $124,717 was taken for these licenses related to the property (year ended August 31, 2016 - $nil).

(c) Itetemia Project:

Through prospecting and mining option agreements, the Company has options to acquire interests in several ltetemia property prospecting licenses. The prospecting licenses comprising the Itetemia property are held by the Company; through the Company's subsidiaries, Tancan or Tanzam. In the case of one prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement dated July 12, 1994, as amended June 18, 2001, July 2005, and October 13, 2008.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting license by meeting 20% of the costs required to place the property into production. The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for USD$1,000,000.

The Company is required to pay Stamico an annual option fee of USD$25,000 per annum until commercial production.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

4.	Mineral Properties (continued)

(c) Itetemia Project (continued):

During the year ended August 31, 2017, the Company did not abandon any licenses in the area and no write off was taken in this area (year ended August 31, 2016 - $153,588) related to deferred exploration costs associated with licenses the Company does not intend to renew.

(d) Luhala Project:

The Company has selected a consultant to prepare the resource report for the Luhala Project in anticipation of filing for a Mining License for development of the site. Once funds are available the contract to engage the Consultant to carry out the work will be initiated.

During the year ended August 31, 2017, the Company did not abandon any licenses in the area and no write off was taken in this area (year ended August 31, 2016 - $8,757).

(e) Lunguya:

During the year ended August 31, 2016, the Company abandoned certain licenses in the area and a write off $3,353,923 was taken in this area for all previously deferred expenditures. Although the Company retains certain licenses on the project, the Company will no longer pursue this project as it focuses its resources on core assets.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

5.	Property, plant and equipment

	Drilling equipment	Automotive	Computer Equipment	Machinery and equipment	Leasehold improvements	Heap leach pads	Construction- in-progress *	Total
Cost
As at September 1, 2015	$464,487	$302,640	$95,330	$1,844,110	$100,328	$1,496,078	$1,252,816	$5,555,789
Additions	-	-	4,306	27,360	-	-	126,196	157,862
Disposals	-	(111,272)	-	(165,511)	-	-	-	(276,783)
As at August 31, 2016	$464,487	$191,368	$99,636	$1,705,959	$100,328	$1,496,078	$1,379,012	$5,436,868
Additions	-	-	-	-	-	-	-	-
Disposals	-	(47,967)	(32,462)	(81,990)	-	-	-	(162,419)
Foreign exchange	(19,662)	(7,943)	(4,079)	(71,028)	(4,215)	(64,262)	(62,155)	(233,344)
As at August 31, 2017	$444,825	$135,458	$63,095	$1,552,941	$96,113	$1,431,816	$1,316,857	$5,041,105

Accumulated depreciation
As at September 1, 2015	$275,578	$251,501	$82,820	$1,335,005	$57,639	$146,994	$-	$2,149,537
Depreciation expense	12,594	11,614	10,385	129,076	8,842	306,188	-	478,699
Disposals	-	(95,288)	-	(146,448)	-	-	-	(241,736)
As at August 31, 2016	$288,172	$167,827	$93,205	$1,317,633	$66,481	$453,182	$-	$2,386,500
Depreciation expense	11,754	3,062	8,728	87,072	7,036	304,331	-	421,983
Disposals	-	(35,233)	(49,672)	(65,741)	-	-	-	(150,646)
Foreign exchange	(12,626)	(7,087)	(8,431)	(60,080)	(3,217)	(35,988)	-	(127,429)
As at August 31, 2017	$287,300	$128,569	$43,830	$1,278,884	$70,300	$721,525	$-	$2,530,408

Net book value
As at September 1, 2015	$188,909	$51,139	$12,510	$509,105	$42,689	$1,349,084	$1,252,816	$3,406,252
As at August 31, 2016	$176,315	$23,541	$6,431	$388,326	$33,847	$1,042,896	$1,379,012	$3,050,368
As at August 31, 2017	$157,525	$6,889	$19,265	$274,057	$25,813	$710,291	$1,316,857	$2,510,697

* Construction in progress represents construction of the Company’s processing plant.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

5.	Property, plant and equipment (continued)

Sale-leaseback transaction:

During the year ended August 31, 2015, the Company sold automotive and mining equipment for proceeds of $577,505 to various officers and directors. Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods for a lump sum payment of USD$74,848. Based on the terms of the agreements, the Company has classified and is accounting for the leases as finance leases. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly. The effective interest rate on the finance lease obligations outstanding is between 20% and 30%. The gain on sale of $250,108 was deferred and is being recognized on a straight-line basis over the lease term as a reduction in amortization expense. The total deferred gain has been presented as a reduction of the finance asset. Under the lease, the Company is responsible for the costs of utilities, insurance, taxes and maintenance expenses.

Settlement through shares:

On December 1, 2016, the Company entered into settlement agreements whereby a total of $343,623 in principal and accrued interest was settled through the issuance of 458,329 shares issued at an average price of $0.63 per share for total issued value of $288,747, resulting in a gain on settlement of debt of $54,876 for the year ended August 31, 2017.

Outstanding balance:

As at August 31, 2017, the remaining balance outstanding under finance lease obligations after the settlements described above is $56,631 (August 31, 2016 - $370,103) and is repayable within 1 year, as such, the finance lease obligation is classified as a current liability.

Interest expense for the year ended August 31, 2017 related to the leases amounted to $24,362 (2016 - $76,847), and is recorded in the statement of comprehensive loss.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

6.	Capital Stock

Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares. On December 8, 2014, the Board resolved that the Company authorize for issuance up to a maximum of 155,000,000 common shares, subject to further resolutions of the Company’s board of directors.

	Number	Amount ($)
Balance at September 1, 2015	107,853,554	$120,532,634
Issued pursuant to Restricted Share Unit Plan	50,000	120,500
Finders fees on gold bullion loan	320,543	477,609
Shares issued for interest on gold loans	536,137	372,130
Shares issued for services	75,000	26,250
Exercise of warrants	233,258	851,600
Balance at August 31, 2016	109,068,492	$122,380,723
Issued for private placements, net of share issue costs	7,197,543	5,589,501
Warrants issued on private placement	-	(6,592,000)
Agent warrants issued on private placement	-	(92,000)
Issued pursuant to Restricted Share Unit Plan	695,991	1,040,990
Shares issued for interest on gold loans	814,089	542,447
Finders fees on convertible loans	132,577	92,805
Shares issued for settlement of lease obligations (Note 5)	458,329	288,747
Shares issued for settlement of amounts due to related parties (Note 9)	187,321	131,998
Shares issued for settlement of convertible loans (Note 23)	83,333	49,166
Exercise of warrants	3,146,944	1,742,000
Balance at August 31, 2017	121,784,619	$125,174,377

Activity during the year ended August 31, 2017:

On September 1, 2016, the Company closed the first tranche of a US$5 Million private placement of securities with Crede CG III, Ltd.

In the initial round of financing, the Company privately placed 1,840,400 shares of its common stock and warrants for US$1.25 million. The common stock issued in the first tranche of the financing, which closed on September 1, 2016, was priced at US$0.6792 per share. The investor also received five-year warrants to purchase 1,840,400 shares of Common Stock with an exercise price of US$0.8291 per share. If the market price of the share is lower than the exercise price the warrants allow the holder to exercise into a variable number of common shares of the Company determined based on a fixed monetary value and the Company’s share price for no consideration. As the number of shares was variable, the warrants were recognized as a derivative liability with a fair value of $1,742,000 which was determined based on the fixed monetary value. In addition, the Company paid an 8% agent fee on gross proceeds and a 5% finders’ fee on gross proceeds and the Company issued to the agents 73,616 agent warrants, each exercisable to acquire one common share at a price of US$0.8718 for a period of five years.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

6.	Capital Stock (continued)

On September 26, 2016, the Company closed the second tranche of the $5 million private placement of securities with Crede CG III, Ltd.

In the second round of the financing, the Company privately placed convertible notes and warrants for US$3.75 million. The convertible notes were issued in the principal amount of US$3.75 million, carried a coupon of 2.0% and matured on September 26, 2046. The Company immediately exercised its right to cause the conversion of the convertible notes, resulting in the cancellation of the notes and the issuance of 5,357,143 shares of common stock to the investor. The investor also received five-year warrants to purchase 4,017,857 shares of common stock at an exercise price of US$1.10 per share. If the market price of the share is lower than the exercise price the warrants allow the holder to exercise into a variable number of common shares of the Company determined based on a fixed monetary value and the Company’s share price for no consideration. As the number of shares was variable, the warrants were recognized as a derivative liability with a fair value of $4,850,000 which was determined based on the fixed monetary value. In addition, the Company paid an 8% agent fee on gross proceeds and the Company issued to the agents 214,285 agent warrants, each exercisable to acquire one common share at a price of US$0.9515 for a period of five years.

During the year ended August 31, 2017, 695,991 shares were issued pursuant to the Company’s Restricted Share Unit Plan at an average price of $1.50 for total issued value of $1,040,990.

During the year ended August 31, 2017, 814,089 shares were issued at an average price of $0.67 per share for total issued value of $542,447 for payment of interest in connection with the convertible loans (see Note 21 for details).

On April 27, 2017, the Company issued 132,577 common shares at a price of $0.70 per share for total issued value of $92,805 for payment of finders fees in connection with the gold bullion loan (see Note 23 for details).

Activity during the year ended August 31, 2016:

During the year ended August 31, 2016, 50,000 shares were issued pursuant to the Company’s Restricted Share Unit Plan at an average price of $2.41 for total issued value of $120,500.

During the year ended August 31, 2016, 536,137 shares were issued at an average price of $0.69 per share for total issued value of $372,130 for payment of interest in connection with the gold bullion loans (see Note 21 for details).

On April 15, 2016 the Company issued 75,000 common shares common shares at a price of $0.35 per share for total issued value of $26,250 for consulting services.

On August 9, 2016, the Company issued 320,543 common shares at a price of $1.49 per share for total issued value of $477,609 for payment of finders fees in connection with the gold bullion loan (see Note 21 for details).

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

6.	Capital Stock (continued)

Warrant issuances:

Activity during the year ended August 31, 2017:

On September 1, 2016 the Company issued 1,840,400 share purchase warrants in connection with the first tranche of its private placement financing as described above. Each warrant entitles the holder to acquire a common share at a price of US$0.8291. These warrants expire on September 1, 2021.

Each warrant is convertible into a variable number of common shares equal in value to a fixed monetary amount for $Nil consideration if the Company’s share price is below exercise price. As the number of shares to be received on exercise is variable, the warrants are initially recognized as derivative liabilities at fair value. Subsequent changes in fair value to the date of exercise are recognized in the loss for the year.

The warrants had a fair value of $1,742,000 on issuance, which was determined based on the fixed monetary amount.

The Company also issued 73,616 agent warrants in connection with the first tranche of its private placement financing. Each agent warrant entitles the holder to acquire a common share at a price of US$0.8718. These warrants expire on September 1, 2021.

The warrants had a fair value of $22,000 on issuance, which was estimated using the Black-Scholes option pricing model and recorded as a transaction cost. The following assumptions were used:

Risk-free interest rate	0.91%	Expected volatility	82%
Dividend yield	nil	Expected life	5 years

On September 26, 2016 the Company issued 4,017,857 share purchase warrants in connection with the second tranche of its private placement financing as described above. Each warrant entitles the holder to acquire a common share at a price of US$1.10. These warrants expire on September 26, 2021.

Each warrant is convertible into a variable number of common shares equal in value to a fixed monetary amount for $Nil consideration if the Company’s share price is below exercise price. As the number of shares to be received on exercise is variable, the warrants are initially recognized as derivative liabilities at fair value. Subsequent changes in fair value to the date of exercise are recognized in the loss for the year.

The warrants had a fair value of $4,850,000 on issuance, which was determined based on the fixed monetary amount.

The Company also issued 214,285 agent warrants in connection with the second tranche of its private placement financing. Each agent warrant entitles the holder to acquire a common share at a price of US$0.9515. These warrants expire on September 26, 2021.

The warrants had a fair value of $70,000 on issuance, which was estimated using the Black-Scholes option pricing model and recorded as a transaction cost. The following assumptions were used:

Risk-free interest rate	0.87%	Expected volatility	84%
Dividend yield	nil	Expected life	5 years

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

6.	Capital Stock (continued)

Activity during the year ended August 31, 2016:

There were no warrant issuances during the year ended August 31, 2016.

Warrants and Compensation Options outstanding:

At August 31, 2017, the following warrants and compensation options were outstanding:

	Number of Warrants	Exercise price	Expiry date
Private placement financing agent warrants - September 26, 2016	214,285	USD$0.9515	September 26, 2021
Private placement financing - September 26, 2016	4,017,857	USD$1.10	September 26, 2021
Private placement financing agent warrants - September 1, 2016	73,616	USD$0.8718	September 1, 2021
Convertible senior note financing - December 9, 2014	257,143	USD$0.98	December 9, 2019

Balance, August 31, 2017	4,562,901	-	-

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, August 31, 2015	1,382,143	$1.29
Warrants exercised	(725,000)	(1.26)
Balance, August 31, 2016	657,143	$1.29
Warrants granted	5,858,257	1.37
Agent warrants granted	287,901	1.25
Expired warrants	(400,000)	(1.30)
Warrants exercised	(1,840,400)	(1.12)
Balance, August 31, 2017	4,562,901	$1.36

The outstanding warrants have weighted average price of US$1.08 and weighted average remaining contractual life of 3.97 years.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

6.	Capital Stock (continued)

Warrant liability:

Foreign currency denominated warrants (not including compensation warrants), are considered a derivative as they are not indexed solely to the entity’s own stock.

Prior to September 1, 2016 warrant liability consist of warrants that were originally issued in private placements which had exercise prices denominated in a currency other than the Company’s functional currency, which at that time was the Canadian dollar. During the period that the Canadian dollar was the Company’s functional currency, warrants that were exercisable in U.S. dollars was classified as derivative liabilities. Upon the change in functional currency to the U.S. dollar, these derivative liabilities were no longer classified as derivatives and an amount of $215,000 was reclassified to reserve for warrants.

The warrant liability at August 31, 2017 relates to the 4,017,857 September 26, 2016 private placement warrants that are exercisable at the option of the holder into such number of shares that have a current market value of approximately $4,850,000, for no consideration. This cashless exercise right is only in effect if the current market price is less than the exercise price of USD$1.10.

The table below shows the activity for warrant liability for the year ended August 31, 2017 and year ended August 31, 2016:

Year ended	August 31, 2017	August 31, 2016
Balance at beginning of year	$215,000	$120,000
Warrants issued	6,592,000	-
Warrants exercised	(1,742,000)	(851,600)
Increase (decrease) in value of warrant liability	-	946,600
Reclassification on change of functional currency	(215,000)	-
Balance at end of year	$4,850,000	$215,000

During the year ended August 31, 2016, 725,000 warrants expiring on December 9, 2019 were exercised by way of cashless exercise into 233,258 common shares of the Company, reducing the balance at August 31, 2016 to 257,143 from the opening balance of 982,143. The value of the remaining 257,143 warrants was $215,000 as at August 31, 2016. The assumptions in valuing the warrant liability at August 31, 2016 include an expected volatility of 91%, a risk free interest rate of 0.92% and an expected life of 3.27 years. During the year ended August 31, 2017, the $215,000 was reclassified to reserve for warrants upon the change in functional currency on September 1, 2016.

The movement in value of $nil during the year ended August 31, 2017 (2016 – $946,600 increase) resulted in no gain or loss (2016 – loss) in the statement of comprehensive loss.

Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (ESOP) for all eligible employees, consultants, and directors. The Company matches 100 percent of participants’ contributions up to 5 percent of the participants’ salaries and 50 percent of participants’ contributions between 6 percent and 30 percent of the participants’ salaries. All contributions vest immediately.

ESOP compensation expense for the year ended August 31, 2017 was $nil (2016 - $nil) and is included in salaries and benefits expenses.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

6.	Capital Stock (continued)

Restricted share units:

The Restricted Stock Unit Plan (RSU Plan) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (RSUs). Each RSU represents an entitlement to one common share of the Company, upon vesting. As of November 29, 2016, the Board resolved to amend the suspension to 800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 2,500,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended. RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan. Any such performance goals are specified in the award agreement.

The Board of Directors implemented the RSU Plan under which officers, directors, employees and others are compensated for their services to the Company. Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee. On April 11, 2012, the board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly. The remainder of the director’s annual compensation (at least one half, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting. In 2012 outside directors had the option to elect to receive 100% of their compensation in RSUs. If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

The Company uses the fair value method to recognize the obligation and compensation expense associated with the RSU’s. The fair value of RSU’s issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU the carrying amount is recorded as an increase in common share capital and a reduction in the share based payment reserve.

The Company has a RSU Plan which allows the Company to issue RSU’s which are redeemable for the issue of common shares at prevailing market prices on the date of the RSU grant. The aggregate number of RSU’s outstanding is limited to a maximum of ten percent of the outstanding common shares. The Company has granted RSU’s to officers and key employees.

Of the 2,500,000 shares authorized for issuance under the Plan, 2,114,853 (August 31, 2016 - 1,418,862) shares have been issued as at August 31, 2017.

Total share-based compensation expense related to the issue of RSUs was $262,931 for the year ended August 31, 2017 (2016 - $470,743). The amount capitalized to mineral properties for the year ended August 31, 2017 was $16,497 (2016 - $18,733). The amount charged to directors fees for the year ended August 31, 2017 was $75,200 (2016 - $157,813). During the year ended August 31, 2017 RSU’s were forfeited resulting in $123,571 (2016 - $333,193) in a reduction in share-based compensation expense related to the reversal of the expense related to forfeited RSU’s.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

6.	Capital Stock (continued)

The following table summarizes changes in the number of RSU’s outstanding:

	Number of RSU’s	Weighted average fair value at issue date
Balance, August 31, 2015	1,647,222	$1.27
Granted	75,000	$0.41
Redeemed for common shares	(50,000)	$2.41
Forfeited/cancelled	(396,631)	$1.25
Balance, August 31, 2016	1,275,591	$1.18
Redeemed for common shares	(695,991)	$1.50
Forfeited/cancelled	(59,600)	$2.22
Balance, August 31, 2017	520,000	$0.49

Stock options:

The Company has a stock option plan (the “Plan”) under which the Company may grant options to directors, officers, employees and consultants. The maximum number of common shares reserved for issue under the Plan at any point in time may not exceed 6% of the number of shares issued and outstanding. The purpose of the Plan is to attract, retain and motivate directors, officers, employees, and certain third party service providers by providing them with the opportunity to acquire a proprietary interest in the Company and benefit from its growth. Options granted under the Plan are non-assignable and vest over various terms up to 24 months from the date of grant. As at August 31, 2017, the Company had 3,557,077 (August 31, 2016 – nil) options available for issuance under the Plan.

The continuity of outstanding stock options for the year ended August 31, 2017 and 2016 is as follows:

	Number of stock options	Weighted average exercise price per share $
Balance – August 31, 2015 and 2016	-	-
Granted (i)	3,750,000	0.71
Balance – August 31, 2017	3,750,000	0.71

(i)	On November 28, 2016, the Company granted 3,750,000 stock options to directors, officers and employees of the Company. The options are exercisable at CAD$0.71 per share expiring on November 28, 2025. The resulting fair value of $2,133,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 84%; a risk-free interest rate of 0.95% and an expected average life of 9 years. Volatility and expected life were based on historical experience. The options are subject to a vesting period whereby 1/3 of the options vest immediately, 1/3 vest on September 1, 2017 with the remaining 1/3 vesting on September 1, 2018. Share based payments based on the portion vested during the year ended August 31, 2017 amounted to $1,725,000 (2016 - $nil).

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
Exercise price (1)	Number of options		Expiry	contractual
Outstanding $	Outstanding	Exercisable	date	life (years) (1)
CAD0.71	3,750,000	1,250,000	November 28, 2025	8.25
CAD0.71	3,750,000	1,250,000		8.25

(1)	Total represents weighted average.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

7.	Reserve for warrants

Year ended	August 31, 2017	August 31, 2016
Balance at beginning of year	$941,037	$941,037
Agent warrants issued on private placement	92,000	-
Reversal of warrant liability upon change of functional currency to USD	215,000	-
Balance at end of year	$1,248,037	$941,037

8.	Reserve for share based payments

Year ended	August 31, 2017	August 31, 2016
Balance at beginning of year	$1,066,863	$1,048,757
Shares issued pursuant to RSU plan	(1,040,990)	(120,500)
Share based compensation – RSU’s	262,931	471,799
Share based compensation – Stock options	1,725,000	-
RSU shares forfeited	(123,571)	(333,193)
Reversal of derivative in gold bullion loan upon change of functional currency to USD	5,051,000	-
Reversal of derivative in gold convertible loans upon change of functional currency to USD	108,000	-
Conversion component of convertible loans	625,000	-
Balance at end of year	$7,674,233	$1,066,863

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

9.	Related party transactions and key management compensation

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Years ended,	Notes	August 31, 2017	August 31, 2016
Legal services	(i)	$82,455	$10,363
Rent	(ii)	$Nil	$15,199
Consulting	(iii)	$203,274	$157,637
Consulting	(iv)	$172,330	$33,838

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner. During the year ended August 31, 2017, the legal expense charged by the firm was $82,455 (2016 - $10,363). As at August 31, 2017, $370,940 remains payable (August 31, 2016 - $327,766).

(ii) During the year ended August 31, 2017, $nil (2016 - $15,199) was paid to a company associated with the Company’s former Chairman and COO and his spouse for office rental.

(iii) During the year ended August 31, 2017, $203,274 (2016 - $157,637) was paid for heap leach construction consulting and website/data back-up services to companies controlled by individuals associated with the former CEO and current director.

(iv) During the year ended August 31, 2017, $172,330 (2016 - $33,838) was paid for grade control drilling, license fees and other consulting services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

As at August 31, 2017, the Company has a receivable of $37,247 (August 31, 2016 - $3,903) from an organization associated with the Company’s President and former CEO and current director and from current officers and directors.

As at August 31, 2017, the Company has a receivable of $nil (August 31, 2016 - $5,541) from the former general manager of the Company for amounts advanced on his behalf.

During the year ended August 31, 2015, the Company sold automotive and mining equipment in the amount of $243,805 to directors of the Company and $333,700 to the Company’s former CEO and current director for total proceeds of $577,505 as described in Note 5. Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods for a lump sum payment of USD$74,848. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly. The effective interest rate on the capital lease obligation outstanding is between 20% and 30%.

On December 1, 2016, the Company entered into settlement agreements whereby a total of $343,623 in principal and accrued interest was settled through the issuance of 458,329 shares issued at an average price of $0.63 per share for total issued value of $288,747, resulting in a gain on settlement of debt of $54,876 for the year ended August 31, 2017.

As at August 31, 2017, the remaining balance outstanding under finance lease obligations after the settlements described above is $56,631 (August 31, 2016 - $370,103) and is repayable within 1 year, as such, the finance lease obligation is classified as a current liability.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

9.	Related party transactions and key management compensation (continued)

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Year ended,	August 31, 2017		August 31, 2016
	Fees, salaries and benefits (1)	Share based payments (2), (3), (4)	Fees, salaries and benefits (1)	Share based payments (2), (3)
Management	$525,102	$1,175,439	$245,962	$130,873
Directors	111,625	673,200	127,375	157,813
Total	$636,727	$1,848,639	$373,337	$288,686

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

(2) Compensation shares may carry restrictive legends.

(3) All RSU share based compensation is based on the accounting expense recorded in the year.

(4) All stock option share based compensation is based on the accounting expense recorded in the year.

As at August 31, 2017, included in trade and other payables is $638,000 (August 31, 2016 - $576,000) due to these key management personnel with no specific terms of repayment.

The Company’s former CEO and current director provided various loans to the Company totaling $133,632. On December 1, 2016, the Company entered into settlement agreements whereby the remaining balance of $136,519 was settled through the issuance of 187,321 shares issued at an average price of $0.705 per share for total issued value of $131,998, resulting in a gain on settlement of debt of $4,521 for the year ended August 31, 2017. As at August 31, 2017 $nil (August 31, 2016 - $86,000) is outstanding. The balance is payable on demand, interest free, and unsecured.

10.	Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration activities, to obtain corporate and administrative functions necessary to support organizational functioning, to obtain sufficient funding to further the identification and development of precious metals deposits, and to develop and construct low cost heap leach gold production mines.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended August 31, 2017. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and deficit, which as at August 31, 2017 totaled $35,353,718 (August 31, 2016 - $33,787,804).

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

10.	Management of Capital (continued)

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity capital raised by way of private placements, however, debt and other financing alternatives may be utilized as well. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short term guarantee deposits, all held with major Canadian financial institutions and Canadian treasury deposits.

11.	Financial Instruments

Fair Value of Financial Instruments

The Company designated warrant and derivative liabilities as FVTPL. Fair value of the warrant liabilities and gold bullion loan derivatives are categorized as Level 3 measurement as these are calculated based on unobservable market inputs. A 10% movement in volatility in the financial instruments that were classified as Level 3 measure will have an impact of approximately $nil on the consolidated statements of comprehensive loss as these amounts have been reclassified during the period on change of functional currency. Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost. Trade and other payables, leases payable and gold bullion loans are classified as other financial liabilities, which are measured at amortized cost. Fair value of trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk. The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents. The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties. The Company has not recorded an impairment or allowance for credit risk as at August 31, 2017, or August 31, 2016.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Company’s bank accounts earn interest income at variable rates. The bullion loan carries a fixed rate of interest. The Company’s future interest income is exposed to changes in short-term rates. As at August 31, 2017, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $10,000 (2016 - $1,000).

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

11.	Financial Instruments (continued)

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2017, the Company had current assets of $1,922,088 (August 31, 2016 - $1,032,319) and current liabilities of $8,474,464 (August 31, 2016 - $12,868,533). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms. Current working capital deficiency of the Company is $6,552,376 (August 31, 2016 - $11,836,214 working capital deficiency). The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows. At August 31, 2017, the Company had no hedging agreements in place with respect to foreign exchange rates. As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $573,000 on the consolidated statements of comprehensive loss.

12.	Other receivables

The Company’s other receivables arise from two main sources: receivables due from related parties and harmonized services tax (“HST”) and value added tax (“VAT”) receivable from government taxation authorities. These are broken down as follows:

	August 31, 2017	August 31, 2016

Receivable from related parties	$43,497	$39,559
HST and VAT Receivable	169,533	199,967
Other	115,978	14,863
Total Trade and Other Receivables	$329,008	$254,389

Below is an aged analysis of the Company’s other receivables:

	August 31, 2017	August 31, 2016

Less than 1 month	$50,715	$43,788
1 to 3 months	11,870	2,437
Over 3 months	266,423	208,164
Total Other Receivables	$329,008	$254,389

At August 31, 2017, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 11.

The Company holds no collateral for any receivable amounts outstanding as at August 31, 2017.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

13.	Prepaid and other assets

	August 31, 2017	August 31, 2016

Insurance	$17,820	$66,945
Listing fees	29,627	28,672
Other	26,851	57,792
Total prepaid expenses	$74,298	$153,409

14.	Trade, other payables and accrued liabilities

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and payroll liabilities. The usual credit period taken for trade purchases is between 30 to 90 days.

The following is an aged analysis of the trade, other payables and accrued liabilities:

	August 31, 2017	August 31, 2016

Less than 1 month	$159,944	$353,858
1 to 3 months	411,543	95,308
Over 3 months	4,645,216	4,378,342
Total Trade, Other Payables and Accrued Liabilities	$5,216,703	$4,827,508

15.	Inventory

Inventory consists of stockpiled ore and supplies consumed during the course of exploration development and operations. Cost represents the delivered price of the item. The following is a breakdown of items in inventory:

	August 31, 2017	August 31, 2016

Stockpiled ore and work in progress	$503,187	$535,062
Supplies	4,302	4,546
Total Inventory	$507,489	$539,608

16.	Cash

As at August 31, 2017, cash and cash equivalents total $1,011,293 (August 31, 2016 - $84,913), consisting of cash on deposit with banks in general minimum interest bearing accounts.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

17.	Segmented information

Operating Segments

At August 31, 2017 the Company’s operations comprise of a single reporting operating segment engaged in mineral exploration in Tanzania. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

• that engages in business activities from which it may earn revenues and incur expenses;

• whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

• for which discrete financial information is available.

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. Information concerning TREC’s geographic locations is as follows:

	As at August 31, 2017	As at August 31, 2016
Identifiable assets
Canada	$1,184,932	$262,798
Tanzania	50,168,156	49,622,747
	$51,353,088	$49,885,545
Non-current assets
Canada	$10,064	$14,162
Tanzania	49,410,936	48,839,064
	$49,421,000	$48,853,226

18.	Commitments

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid its annual license fees since October 2014 with exception of Buckreef mining licenses. As at August 31, 2017 an accrual of $817,000 (August 31, 2016 - $780,000) has been recorded relating to unpaid license fees. Note that these licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is approximately $404,000 (August 31, 2016 - $390,000). The Company has recorded an accrual for all valid and active mining licenses.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

19.	Asset Retirement Obligation

The Company's asset retirement obligation relates to the cost of removing and restoring of the Buckreef Project in Tanzania. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs. This estimate depends on the development of environmentally acceptable mine closure plan.

A reconciliation for asset retirement obligations is as follows:

	August 31, 2017	August 31, 2016
Balance, beginning of period/year	$704,123	$680,000
Accretion expense	10,934	24,123
Balance, end of the period/year	$715,057	$704,123

The mine closure provision liability is based upon the following estimates and assumptions:

a)	Total undiscounted amount of future retirement costs was estimated to be USD $522,000.
b)	Risk-free rate at 1.58%.
c)	Expected timing of cash outflows required to settle the obligation is for the full amount to be paid in 2025.
d)	Inflation over the period from is estimated to be 1.5% per annum.

20.	Non-Controlling Interest

The changes to the non-controlling interest for the years ended August 31, 2017 and 2016 are as follows:

Year ended	August 31, 2017	August 31, 2016
Balance at beginning of year	$1,368,679	$1,520,717
Non-controlling interest’s 45% share of Buckreef’s comprehensive loss	(458,573)	(150,842)
Non-controlling interest’s 25% share of NWBM’s comprehensive income (loss)	(9,781)	(1,196)
Balance at end of year	$900,325	$1,368,679

The following is summarized financial information for Buckreef:

	August 31, 2017	August 31, 2016
Current assets	$687,195	$682,620
Long term assets	20,651,428	18,712,913
Current liabilities	(17,390)	(29,947)
Asset retirement obligation	(715,057)	(704,123)
Advances from parent	(21,653,034)	(20,831,251)

Net income (loss) for the year	(1,345,872)	(335,204)

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

20.	Non-Controlling Interest (continued)

The following is summarized financial information for NWBM:

	August 31, 2017	August 31, 2016
Current assets	$-	$-
Long term assets	-	-
Current liabilities	(7,462)	(8,225)
Advances from parent	(1,499,448)	(1,499,430)

Net income (loss) for the year	(51,668)	(4,787)

21.	Gold Bullion Loans

Activity during the year ended August 31, 2017:

There were no new gold loan issuances during the year ended August 31, 2017.

The Company entered into extension agreements in regards to USD$1,530,000 in gold loans closed on June 22, 2015, extending the term by one year to June 22, 2018, but modifying no other terms of the 2015 loans.

Activity during the year ended August 31, 2016:

During the year ended August 31, 2016, the Company closed the following gold loans with the following terms:

•	US$1,000,000 – Under the terms of the loan agreements, the gold loans are for a period of three year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form. If the bullion loans are paid back by bullion, the valuation date for such bullion will the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.70 per share. Interest is payable quarterly, either in cash or in shares at a price of US$0.308 per share.

•	US$104,540 – Under the terms of the loan agreements, the gold loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form. If the bullion loans are paid back by bullion, the valuation date for such bullion will the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.50 per share. Interest is payable quarterly, either in cash or in shares at a price of US$0.375 per share.

•	US$200,000 – Under the terms of the loan agreements, the gold loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form. If the bullion loans are paid back by bullion, the valuation date for such bullion will the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.40 per share. Interest is payable quarterly, either in cash or in shares at a price of US$0.39 per share.

An 8% finder’s fee was paid through the issuance of 320,543 common shares at a price of $1.49 per share with a value of $477,609.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

21.	Gold Bullion Loans (continued)

The balance of the gold bullion loans is as follows:

	August 31, 2017	August 31, 2016
Balance at beginning of year	$3,121,831	$1,205,981
Proceeds from gold loans in gold bullion	-	1,729,000
Less: derivative in gold bullion loans	-	(372,000)
Less: transaction costs	-	(477,609)
Interest accrued	293,278	260,222
Issuance of shares for interest payment	(328,033)	(188,829)
Interest accretion	449,460	1,020,783
Foreign exchange translation adjustment	(141,538)	(55,717)
Balance at end of year	$3,394,998	$3,121,831

Classification:

Short term portion of gold loan	$2,335,474	$2,180,425
Long term portion of gold loan	1,059,524	941,406
Balance at end of year	$3,394,998	$3,121,831

Interest expense related to the gold bullion loan amounted to $293,278 (2016 - $260,222), for the year ended August 31, 2017 and is recorded as finance charge in the statements of comprehensive loss. Accretion expense during the year ended August 31, 2017 totaled $449,460 (2016 - $1,020,783).

During the year ended August 31, 2017, the Company issued 814,089 shares (2016 – 536,137 shares) with a fair value of $542,447 (2016 - $372,130) (Note 6) to settle interest of $328,033 (2016 - $199,663), resulting in a loss of $214,414 (2016 - $172,467) and is recorded in the statements of comprehensive loss.

Derivative in gold bullion loans:

Prior to September 1, 2016 the derivative in gold bullion loans consisted of conversion options issued on gold bullion loans which had exercise prices denominated in a currency other than the Company’s functional currency, which at that time was the Canadian dollar. During the period that the Canadian dollar was the Company’s functional currency, derivatives in gold bullion loans that were exercisable in U.S. dollars were classified as derivative liabilities. Upon the change in functional currency to the U.S. dollar, these derivative liabilities were no longer classified as derivatives and an amount of $5,051,000 was reclassified to reserve for share based payments.

Value of derivatives on issuance:

For the year ended August 31, 2016:

The assumptions in valuing the embedded derivative on issuance include an expected volatility ranging between 77% - 100%, a risk free interest rate of 0.45% - 0.89% and an expected life of 1 – 3 years resulting in a fair value of $372,000 on issuance.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

21.	Gold Bullion Loans (continued)

Value of derivatives at end of period/year:

The assumptions in valuing the embedded derivative as at August 31, 2016 include an expected volatility ranging between 98% - 138%, a risk free interest rate ranging between 0.61% - 0.81% and an expected life ranging between 0.7 – 2.1 years resulting in a fair value of $5,051,000 as at August 31, 2016. During the year ended August 31, 2017, the $5,051,000 was reclassified to reserve for share based payments upon the change in functional currency on September 1, 2016.

The movement in value of $nil during the year ended August 31, 2017 (2016 – $3,828,000 increase) resulted in no gain or loss (2016 – loss) in the statement of comprehensive loss.

22.	Finance costs

Finance costs comprises of the following:

	Year ended August 31, 2017	Year ended August 31, 2016
Interest on Gold Bullion Loans (Note 21)	$293,278	$260,222
Interest on Convertible Loans (Note 23)	54,140	-
Interest on Convertible Senior Notes		1,991
	$347,418	$262,213

23.	Convertible loans

Activity during the year ended August 31, 2017:

During the year ended August 31, 2017, the Company received loans in the amount of $1,181,993 (US$884,078) with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender. The convertible loans may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.36 – US$0.38 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.34 – US$0.36 per share.

In connection with the loans, the Company paid a finder’s fee via the issuance of an aggregate of 132,577 common shares with a value of $92,805.

On July 19, 2017, the Company settled $63,075 (US$50,000) of principal amount of outstanding loans through the issuance of 83,333 shares with a value of $49,166 resulting on a gain on settlement of $13,909.

Activity during the year ended August 31, 2016:

During the year ended August 31, 2016, the Company received loans in the amount of $267,264 maturing during fiscal 2017, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender. The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.50 – US$0.60 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.364 - $0.50 per share.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

23.	Convertible loans (continued)

The balance of the convertible loans is as follows:

	August 31, 2017	August 31, 2016
Balance at beginning of year	$245,497	$-
Proceeds from convertible loans	1,181,993	267,264
Conversion of convertible loan to shares	(63,075)	-
Less: conversion component of convertible loans	(625,000)	(31,000)
Less: finders fee	(92,805)	-
Interest accrued	24,878	-
Interest accretion	276,236	7,750
Foreign exchange	(82,068)	1,483
Balance at end of year	$865,656	$245,497

Interest accretion expense related to these loans during the year ended August 31, 2017 totaled $276,236 (2016 - $7,750).

Conversion component of convertible loans:

The assumptions in valuing the conversion component of convertible loans on issuance during the year ended August 31, 2017 include an expected volatility of 94% - 100%, a risk free interest rate of 0.74% - 0.83% and an expected life of 1 year resulting in a fair value of $625,000 on issuance.

Derivative in convertible loan:

Prior to September 1, 2016 the derivative in gold bullion loans consisted of conversion options issued on gold bullion loans which had exercise prices denominated in a currency other than the Company’s functional currency, which at that time was the Canadian dollar. During the period that the Canadian dollar was the Company’s functional currency, derivatives in gold bullion loans that were exercisable in U.S. dollars were classified as derivative liabilities. Upon the change in functional currency to the U.S. dollar, these derivative liabilities were no longer classified as derivatives and an amount of $108,000 was reclassified to reserve for share based payments.

The assumptions in valuing the embedded derivative on issuance include an expected volatility of 100%, a risk free interest rate of 0.68% and an expected life of 1 year resulting in a fair value of $31,000 on issuance.

The assumptions in valuing the embedded derivative as at August 31, 2016 include an expected volatility of 101%, a risk free interest rate of 0.61% and an expected life of 0.71 years resulting in a fair value of $108,000 at August 31, 2016. During the year ended August 31, 2017, the $108,000 was reclassified to reserve for share based payments upon the change in functional currency on September 1, 2016.

24.	Comparative figures

Certain comparative figures have been reclassified to conform to the current years’ presentation. These reclassifications did not affect prior years’ net losses.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

25.	Taxes

The Company’s provision for income taxes differs from the amount computed by applying the combined federal and provincial income tax rates to income (loss) before income taxes as a result of the following:

	2017	2016
Combined basic Canadian federal and provincial statutory income tax rates including surtaxes	26.50%	26.50%

Statutory income tax rates applied to accounting income	$(1,705,000)	$(3,387,000)

Increase (decrease) in provision for income taxes:
Foreign tax rates different from statutory rate	(156,000)	(152,000)
Permanent differences and other items	789,000	2,010,000
Benefit of tax losses not recognized	1,072,000	1,529,000
Provision for income taxes	$-	$-

The enacted tax rates in Canada of 26.50% (26.25% - 2016) and Tanzania of 30% (2016 - 30%) where the Company operates are applied in the tax provision calculation. The combined Canadian federal and provincial statutory rate has increased from the prior period due to a scheduled enacted rate increase.

The following table reflects the Company’s deferred income tax assets (liabilities):

The tax effects of significant temporary differences which would comprise deferred income tax assets and liabilities at August 31, 2017 and 2016 are as follows:

Deferred Income Tax Liabilities	Mineral properties	Debt issuance cost	Total

At August 31, 2015	$(11,038,000)	$(23,000)	$(11,061,000)
Charged to the consolidated statement of comprehensive loss	724,000	(49,000)	675,000
At August 31, 2016	$(10,314,000)	$(72,000)	$(10,386,000)
Charged to the consolidated statement of comprehensive loss	(508,000)	(54,000)	(562,000)
At August 31, 2017	$(10,822,000)	$(126,000)	$(10,948,000)

Deferred Income Tax Assets	Non-capital losses	Non-capital losses	Total

At August 31, 2015	$11,038,000	$23,000	$11,061,000
Charged to the consolidated statement of comprehensive loss	(724,000)	49,000	(675,000)
At August 31, 2016	$10,314,000	$72,000	$10,386,000
Charged to the consolidated statement of comprehensive loss	508,000	54,000	562,000
At August 31, 2017	$10,822,000	$126,000	$10,948,000

Net deferred tax assets (liabilities)	$-	$-	$-

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2017 and 2016

25.	Taxes (continued)

The following temporary differences have not been recognized in the Company’s consolidated financial statements:

	August 31, 2017	August 31, 2016

Non capital losses	$38,767,000	$39,259,000
Property, plant and equipment	207,000	199,000
Capital losses	127,000	127,000
	$39,101,000	$39,585,000

At August 31, 2017, the Company has Tanzanian non-capital losses of $15,480,000 (2016 - $18,203,000), that have not been recognized and may be carried forward and applied against Tanzania taxable income of future years. The non-capital loss may be carried forward without limitation.

At August 31, 2017, the Company has non-capital losses of $23,287,000 (2016 - $21,056,000), that have not been recognized and may be carried forward and applied against Canadian taxable income of future years. The non-capital losses have expiry dates as follows:

2015	$-
2026	1,711,000
2027	1,388,000
2028	1,333,000
2029	1,587,000
2030	1,427,000
2031	2,378,000
2032	2,496,000
2033	2,352,000
2034	2,195,000
2035	1,983,000
2036	2,050,000
2037	2,387,000
$23,287,000

At August 31, 2017, $nil (2016 - $nil) was recognized as a deferred tax liability for taxes that would be payable as the Company’s subsidiaries have a deficit.

26.	Events subsequent to the reporting period

Subsequent to the period, the Company received loans in the amount of US$339,710 maturing in 1 year with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender. The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.36 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.36 per share.

In connection with the loans, the Company paid a finder’s fee via the issuance of an aggregate of 214,864 common shares.